Response Biomedical Begins Phase II Development
of a Biotech Trait Detection Test for Grain

Vancouver, British Columbia, June 24, 2004 – Response Biomedical Corp. (TSX-V: RBM), today announced the Company has initiated Phase II of an R&D project toward the development of a rapid quantitative RAMP ® Biotech Test. This project, funded by a leading international biotechnology company, is designed to identify biotech traits in harvested grain.

“Having successfully completed a preliminary feasibility program, we are expediting the development of the first RAMP Test for review beginning this summer,” states Bill Radvak, President and CEO. “As the Company’s lead entree into the agricultural food and grain testing market, recent international regulatory and policy reform present an exciting and timely opportunity for RAMP in rapid on-site testing for biotechnology traits, initially in soy.”

“Conventional testing of biotechnology crops includes both la b-based equipment and early generation qualitative immunoassay tests. Since RAMP is an entirely new class of diagnostic system that provides lab-quality information in a rapid portable platform, we are confident RAMP can become the industry standard for quantifying seeds and crops improved by biotechnology,” adds Radvak. “This test also compliments our existing RAMP product lines and other product concepts currently under development.”

About Response Biomedical:
Response Biomedical develops, manufactures and markets rapid on-site RAMP tests for medical and environmental applications providing reliable information in minutes, anywhere, every time. RAMP represents an entirely new class of diagnostic, with the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. The RAMP System consists of a portable fluorescent Reader and single -use, disposable Test Cartridges. RAMP tests are commercially available for clinical applications such as the early detection of heart attack, environmental detection of West Nile virus, and biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol “RBM”. For further information, please visit the Company’s website at www.responsebio.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. The statements made in this press release may contain certain forward-looking statements that involve a number of risks and uncertainties. Actual events or results may differ from the Company’s expectations.

Contact:
Don Bradley	Jonathan Fassberg
Director, Corporate Communications	President
Response Biomedical Corp.	The Trout Group LLC
Tel (604) 681- 4101 ext. 202	Tel: (212) 477-9007 ext. 16
Email: dbradley@responsebio.com	Email: jfassberg@troutgroup.com